Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: January 19, 2016

SPROTT COMPLETES EXCHANGE OFFER FOR CENTRAL GOLDTRUST (“GTU”)

Sprott Unlocks Significant Value For Thousands Of GTU Unitholders

Sprott Offer Received 96% Of All Votes Cast At Special Meeting

TORONTO, January 18, 2016 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE:PHYS) (TSX: PHY.U), today announced that it has successfully completed its exchange offer (the “Sprott offer”) for Central GoldTrust (“GTU”) (TSX:GTU.UN) (GTU.U) (NYSEMKT:GTU), including the related merger between GTU and Sprott Physical Gold Trust.

“We are extremely pleased that, with the support of an overwhelming majority of GTU unitholders, our exchange offer for GTU, including the related merger transaction, has been successfully completed,” said John Wilson, CEO of Sprott Asset Management. “We initiated this process because we believed GTU unitholders deserved an opportunity to exit their underperforming investment and exchange their holdings for ownership in the Sprott Physical Gold Trust, an industry-leading physical bullion product that closely tracks the price of gold. Through this transaction, we have effectively eliminated the substantial discount to net asset value at which GTU units have traded in recent years. We have also accomplished our goal of unlocking millions in value for GTU unitholders.”

“This transaction has added approximately C$1 billion to the net asset value of the Sprott Physical Gold Trust and is also expected to further enhance our product’s liquidity,” added James Fox, President of Sprott Asset Management. “Over time, we expect the increased scale will benefit all unitholders through lower fixed costs per unit.”

Special resolutions required to approve the “merger transaction” involving GTU and Sprott Physical Gold Trust and complete the Sprott offer were approved by over 96% of the votes cast at the special meeting of GTU unitholders held on January 15, 2016. As a result, all of the conditions to the Sprott offer were satisfied and Sprott Asset Management Gold Bid LP has taken-up and paid for GTU units in respect of which the Exchange Offer Election (as such term is used in the Sprott offer) was made, and Sprott Asset Management Gold Bid LP, Sprott Physical Gold Trust and GTU effected the previously described merger transaction whereby all of the assets and liabilities of GTU (other than its administration agreement) were sold to Sprott Physical Gold Trust in exchange for units of Sprott Physical Gold Trust, and all outstanding GTU units (other than a single GTU unit held by Sprott Asset Management Gold Bid LP) were then automatically redeemed in exchange for such units of Sprott Physical Gold Trust. As a result of the Sprott offer and merger transaction, GTU unitholders received 4.4108 units of Sprott Physical Gold Trust for each GTU unit.

For more information on the Sprott Physical Gold Trust, please visit www.sprottphysicalbullion.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and Sprott Physical Gold Trust and future financial and operating performance and prospects, statements with respect to the value of the units of Sprott Physical Gold

Trust received as consideration under the Sprott offer, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and Sprott Physical Gold Trust identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in Sprott Physical Gold Trust’s most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor Sprott Physical Gold Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Gold Trust. Important information about Sprott Physical Gold Trust, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for Sprott Physical Gold Trust, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in Sprott Physical Gold Trust. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust, please visit sprottphysicalbullion.com.

Sprott Asset Management Gold Bid LP’s address is Royal Bank Plaza, South Tower, 200 Bay Street Suite 2700, PO Box 27, Toronto, Ontario M5J 2J1. A copy of the early warning report to be filed by Sprott Asset Management Gold Bid LP and Sprott Asset Management will be available shortly under GTU’s profile on SEDAR at www.sedar.com and can be obtained by contacting the Sprott representative listed below.

Source: Sprott Asset Management, Sprott Physical Gold Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Pat Scanlan

Sard Verbinnen & Co

212-687-8080